Filed by CVS Corporation
pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Caremark Rx, Inc.
Commission File No.: 001-14200

The CVS/Caremark Merger is in the Best Interest of Shareholders
Presentation to ISS
January 31, 2007

Cautionary Statement Regarding Forward-Looking Statements

This document contains certain forward-looking statements about CVS and
Caremark. When used in this document, the words "anticipates", "may", "can",
"believes", "expects", "projects", "intends", "likely", "will", "to be" and any similar expressions and any other statements that are not historical facts, in each case as they relate to CVS or Caremark or to the combined company, the management of either such company or the combined company or the transaction are intended to identify those assertions as forward-looking statements. In making any of those statements, the person making them believes that its expectations are based on reasonable assumptions. However, any such statement may be influenced by factors that could cause actual outcomes and results to be materially different from those projected or anticipated. These forward-looking statements, including, without limitation, statements relating to anticipated accretion, return on equity, cost synergies, incremental revenues and new products and offerings, are subject to numerous risks and uncertainties. There are various important factors that could cause actual results to differ materially from those in any such forward-looking statements, many of which are beyond the control of CVS and Caremark, including macroeconomic condition and general industry conditions such as the competitive environment for retail pharmacy and pharmacy benefit management companies, regulatory and litigation matters and risks, legislative developments, changes in tax and other laws and the effect of changes in general economic conditions, the risk that a condition to closing of the transaction may not be satisfied, the risk that a regulatory approval that may be required for the transaction is not obtained or is obtained subject to conditions that are not anticipated and other risks to consummation of the transaction.

The actual results or performance by CVS or Caremark, or the combined company, and issues relating to the transaction, could differ materially from those expressed in, or implied by, any forward-looking statements relating to those matters. Accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what impact they will have on the results of operations or financial condition of CVS or Caremark, the combined company or the transaction.

This presentation may include certain non-GAAP financial measures as defined under SEC rules. A reconciliation to the most directly comparable GAAP measures can be found in the footnotes to the tables attached to Caremark's latest quarterly earnings press release and certain supplemental information is provided on caremarkrx.com (applicable slides are footnoted).

Important Information

CVS and Caremark have filed a preliminary joint proxy statement/prospectus with the SEC in connection with the proposed merger. CVS and Caremark urge investors and stockholders to read the joint proxy statement/prospectus when it becomes available and any other relevant documents filed by either party with the SEC because they will contain important information. Investors and stockholders will be able to obtain the joint proxy statement / prospectus and other documents filed with the SEC free of charge at the website maintained by the SEC at
www.sec.gov. In addition, documents filed with the SEC by CVS will available free of charge on the investor relations portion of the CVS website at
http://investor.cvs.com. Documents filed with the SEC by Caremark will be available free of charge on the investor relations portion of the Caremark website at www.caremark.com.

Caremark Profile

|X|     Leading pharmaceutical services company providing comprehensive drug benefit services to health plan sponsors and their participants

|X|     Clients
        -   Corporate health plans
        -   Managed care organizations and insurance companies
        -   Unions
        -   Government agencies

|X|     National Prescription Drug Plan under Medicare Part D

|X|     YTD September 2006 Statistics
        -    Revenues $27.5 Billion
        -    Adjusted prescriptions 477 million
             |X|     28% of Rxs dispensed by mail
             |X|     55% of Rxs dispensed were generics

Caremark Profile

|X|     Caremark retail network includes 60,000 pharmacies nationwide
|X|     Caremark operations - 7 mail pharmacies - 21 specialty pharmacies - 9 customer call centers - 12 client-site pharmacies
        - Industry's only FDA regulated repackaging plant |X| 13,000 employees,
including 1,300 pharmacists

Caremark Services Uniquely Integrated

                        Specialty Pharmacy
                        |X|      Largest provider of premier specialty pharmacy programs
A Highly
Integrated              Pharmacy Benefit Management
Offering                |X|      Industry-leading mail expertise
                        |X|      Highly-valued generic substitution programs
                        |X|      Broad clinical offerings and analytics capabilities
                        |X|      Leader in e-prescribing initiatives

                        Disease Management
                        |X|      Most comprehensive, highest quality DM programs

CVS Profile
|X|     Nation's largest retail pharmacy with more than 6,200 retail and specialty stores in 43 states.

|X|     Services
        -        CVS/pharmacy stores
        -        CVS.com
        -        MinuteClinic
        -        PharmaCare (PBM, Mail, Specialty services)
|X|      170,000 employees, including 20,000 pharmacists

|X|      2006 revenue $43.8 billion

|X|      2006 prescriptions filled 495 million

CVS/Caremark Merger Overview
--------------------------------------------------------------------------------
Name                    CVS/Caremark Corporation
--------------------------------------------------------------------------------
Symbol                  CVS (NYSE)
--------------------------------------------------------------------------------
Management Team         Chairman: Mac Crawford
                        --------------------------------------------------------
                            President & CEO: Tom Ryan
                        --------------------------------------------------------
                                CFO: Dave Rickard
                        --------------------------------------------------------
                          President PBM: Howard McLure
--------------------------------------------------------------------------------
Board Composition       50/50 Split
--------------------------------------------------------------------------------
Headquarters            Corporate: Woonsocket, RI
--------------------------------------------------------------------------------
PBM:                    Nashville, TN
--------------------------------------------------------------------------------
Expected Closing        February 2007
--------------------------------------------------------------------------------

CVS/Caremark Governance Structure Upon Close

|X| Provides for annual election of all directors |X| Will have majority voting
provision |X| Separate CEO and Chairman |X| Has stock ownership guidelines for
D&O |X| Allows stockholders to ratify auditors

CVS/Caremark Merger Developed Through Extensive
and Thorough Board Management Process

|X|     Management discussed combination thoroughly over 12 months
        - Mac Crawford and Tom Ryan began discussing a potential strategic combination in October 2005
        - The CEOs discussed the potential deal numerous times before 11/1/06 -
        CMX and CVS management met numerous times before 11/1/06

|X|     Each company's board considered the combination thoroughly - Caremark board met and discussed the transaction numerous times - CVS board met and discussed the transaction numerous times

|X|     Management of both companies considered other strategic options - CVS considered, but did not pursue, deals with other major PBMs - Caremark considered, but did not pursue, deals with other potential partners, including a major PBM

Caremark Board Considered Consumer Strategy
Superior to PBM Combination (Aug 2006)

                                       11

CVS/Caremark Merger Capitalizes on
Evolving Industry Trends
--------------------------------------------------------------------------------
Market Trends                         CVS/Caremark Merger Benefit
--------------------------------------------------------------------------------
Growing Consumerism                   Gives consumers timely, actionable,
                                      personalized information to improve health
                                      outcomes
--------------------------------------------------------------------------------
Cost Shift to Consumer                More transparency at point of sale -
                                      consumer able to make totally informed
                                      decisions
--------------------------------------------------------------------------------
Focus on Wellness                     Consultation by pharmacist or clinician
                                      with participant yields favorable outcomes
--------------------------------------------------------------------------------
Medicare Part D                       In store enrollment and consultation;  M
                                      edication Therapy Management
--------------------------------------------------------------------------------
Robust Generic Pipeline               May drive higher substitution rates at
                                      point of sale
--------------------------------------------------------------------------------
Increasing                            Use of Biotech Products Retail locations;
                                      In store consultation and disease
                                      management enrollment
--------------------------------------------------------------------------------

CVS/Caremark Merger is in Best Interest of Shareholders

|X|     Financial benefits immediate and concrete

|X|     High certainty of completion

|X|     Significant strategic benefits

|X|     Business opportunity

|X|     Solid financial position

|X|     Proven management teams

CVS/Caremark Merger Enhances
Shareholder Value

Financial               Benefits |x| 1.67 shares CVS/Caremark stock for each
                        share of CMX |X| $2.00 special dividend to CMX
                        shareholders of record |X| Accretive repurchase of 150
                        million CVS/Caremark shares |X| $500 M in cost
                        synergies, integration planning underway |X| $800 M to
                        $1 B in revenue synergies

Certainty               of Completion |X| Received necessary regulatory
                        approvals from FTC and SEC |X| Shareholder votes are
                        last step (CMX Feb 20, CVS Feb 23)

Strategic               Benefits |X| Uniquely positioned to capitalize on trends
                        and better serve customers |X| Will enable creation of
                        differentiated services |X| More effective cost
                        management for payors |X| More access to information and
                        choice for consumers

CVS/Caremark Merger
Enhances Shareholder Value

Business Opportunity    |X|   Clients overwhelmingly positive
                        |X| Differentiated services will be compelling to payors
                        |X| Unmatched in-store services will increase consumer
                        loyalty |X| February close creates opportunity for 2007
                        selling season

Financial                     Flexibility |X| Substantial FCF will enable
                              flexibility for investments in existing business,
                              strategic opportunities, dividends and share
                              repurchases
                        |X|   Solid investment grade credit rating

Management              Teams |X| Proven track-records with large scale
                        acquisition integration |X| History of exceeding stated
                        synergies |X| Visionary leadership

                                       15

Back up for Cost Synergy Calculations

|X|     Cost Synergies
        -   Conservatively estimated
        - Calculated by outside consultant retained by legal counsel - Rigorous analysis based on input from both management teams - Based on details from customer and client contracts

|X|     Initial estimate of $400 M

        - Bulk of synergies related to purchasing efficiencies - Corporate overhead - PBM consolidation

|X|      Cost synergies recently increased to $500 M

        -   Further interaction between management teams increased comfort with cost synergy potential following HSR clearance

Near-Term Revenue Opportunities Unique to
CVS/Caremark Combination

|X|     Incremental opportunities of $800 M to $1 B in 2008 - Half from PBM, half from retail

|X|     Revenue estimates based on market research and PharmaCare-CVS experience

|X|     Revenue synergy examples:
        - Improved access/services for PBM specialty participants - Retail to mail conversion (including in-store pick up) - Front store offers for
        PBM participants (also on-line and mail) - Improved generic substitution
        & benefit design compliance - Integrated offering leading to higher PBM sales - Ability to market PBM consumer products in CVS stores - Disease management programs with face-to-face interaction

Integration Planning Underway
|X|     Teams already engaged in integration planning

|X|     Scope defined and focused on three areas - PBM integration - Corporate integration - New go-to market products and services

|X|     Individuals for steering committees, project management and core teams have been established and have kicked off activities

Caremark Board of Directors Thoroughly
Considered Express Proposal

|X|     Caremark BOD met six times to consider Express proposal - 1 2/18/06,
        12/22/06, 12/27/06, 1/3/07, 1/5/07 and 1/24/07

|X|     Legal counsel thoroughly reviewed legal aspects numerous times -
        Fiduciary duties and standards under Delaware law - Applicable requirements of merger agreement with CVS - Potential antitrust considerations

|X|     Financial advisors thoroughly reviewed financial aspects with BOD -
        Overview of Express proposal and CVS merger - Impact of relative synergies of each transaction - Implied transaction values of Express proposal and CVS merger

|X|     Management thoroughly reviewed strategic/business aspects with BOD -
        Comparison of key considerations for Express proposal and CVS merger

|X| Board of directors retained special counsel

|X| Caremark retained a third financial advisor

Caremark Board of Directors Concluded that Express
Proposal Not in Best Interests of Shareholders

|X|     Caremark BOD met six times to consider Express proposal
        -   12/18/06, 12/22/06, 12/27/06, 1/3/07, 1/5/07 and 1/24/07

|X|     Legal counsel thoroughly reviewed legal aspects numerous times -
        Fiduciary duties and standards under Delaware law - Applicable requirements of merger agreement with CVS - Potential antitrust considerations

|X|     Financial advisors thoroughly reviewed financial aspects with BOD -
        Overview of Express proposal and CVS merger - Impact of relative synergies of each transaction - Implied transaction values of Express proposal and CVS merger

|X|     Management thoroughly reviewed strategic/business aspects with BOD -
        Comparison of key considerations for Express proposal and CVS merger

|X|     Board of directors retained special counsel

|X|     Caremark retained a third financial advisor

Express Scripts Offer Includes Material Conditions

|X|     A due diligence review
|X|     Satisfaction of financing conditions
|X|     Anti-trust and other regulatory approvals
|X|     Approval by their own shareholders - a process they have not even begun and, which by their own admission, would prevent their illusory February
        13 deadline from even occurring

|X|     No decline in the Dow Jones Industrial Average, the Standard & Poor's
        Index or the NASDAQ--100 Index by an amount in excess of 15%

|X|     No material change in the market price of Caremark Common Stock

|X|     Satisfaction of certain Delaware anti-takeover requirements that cannot readily be satisfied absent Caremark's prior Board approval

Value of CVS/Caremark Transaction for
Caremark Shareholders

Dispelling Myths

CVS/CAREMARK

	MYTH	REALITY
Incentive Alignment	▪ CVS "makes money when patients and clients spend money"	▪ Well understood that retail and PBM incentives are aligned with patients and payors ▪ Integrated offering delivers more value to clients
Financial Flexibility	▪ ESRX would have "significant financial flexibility"	▪ Financing contemplates JUNK CREDIT ▪ Leverage: ~5x Debt-to-2006 EBITDA ▪ Limited, if any, ability for share repos / dividends ▪ Terms of commitment letters
Contract Wins/Losses	▪ "In past 3 years, twice as many CMX clients have moved to ESRX than vice versa"	▪ CMX won $1B net new revenues from ESRX in past 3 years
Channel Choice	▪ CVS/CMX would be "biased to its own stores"	▪ CMX will offer network of 60,000 pharmacies ▪ Value and choice will drive business ▪ PharmaCare offers network of 60,000 pharmacies
Regulatory Approval	▪ ESRX confident "regulatory requirements will be met in timely manner"	▪ 3 into 2 mergers face significant antitrust obstacles/delays ▪ Heavy large employer concentration may trigger concern
Options Backdating	▪ "BOD selling CMX to avoid ramifications of stock option backdating"	▪ Pre and post merger indemnity for D&O does not change ▪ Merger agreement contains standard indemnification language that is consistent with Delaware law
Vertical Mergers Destroy Value	▪ "Vertical PBM transactions have failed to create stockholder value"	▪ Not appropriate comparisons-natural conflicts with former Pharma owners, Rite Aid had serious accounting issues ▪ CVS/CMX addresses evolving marketplace needs

CVS/pharmacy Expect something extra

CAREMARK It all starts with care

23

CVS/Caremark Merger is in the Best Interests of Shareholders CVS/Caremark Merger
.. Immediate and concrete financial benefits . February 2007 close . Significant strategic benefits . Clients supportive . Proven management teams

ESRX Proposal . Highly conditional offer . Financial benefits suspect .
Uncertain timing . Lacks strategic rationale . Client attrition
.. CMX would be 20x the largest integration ESRX has ever done

CVS/Caremark Merger is in Best Interest
of Shareholders

|X| Financial benefits immediate and concrete |X| High certainty of completion
|X| Significant strategic benefits |X| Business opportunity |X| Solid financial
position |X| Proven management teams

Appendix

Strong Board Oversight

|X|  Caremark's Board members have complied with their fiduciary duties and obligations under Delaware law in considering both the CVS transaction and the Express Scripts proposal.

|X|  Mac Crawford, as Chairman of the Board, serves at the direction of
     Caremark's Board of Directors, and he and the other Board members perform their services by acting in the best interest of Caremark's shareholders.

|X|  Roger Headrick, an independent Board member, serves as Lead Director of
     Caremark's Board. He and the other independent members of the Board play a strong leadership role in the oversight of management and governance for the company. This oversight has been essential in delivering extraordinary shareholder returns and making Caremark the strong company it is today.

|X|  Caremark's board consists of 11 members, 8 of whom are independent under applicable NYSE and other legal standards. Each Board member has been elected to serve by the company's shareholders, and nominees for Board membership are selected by a nominating and corporate governance committee comprised of independent Board members. Some of the Board members previously served as board members of companies acquired by Caremark, and they have been invaluable in ensuring smooth integrations of acquired businesses and cultures and fostering good corporate governance practices.

|X|  Caremark's board has the skills necessary to make informed decisions and deliver superior value for its shareholders. The directors bring a wealth of experience and expertise to the collective knowledge of the board, including:

        -   Healthcare & Health Services
        -   Prescription Benefit Management
        -   Investment Management
        -   Banking
        -   Law
        -   Biotechnology
        -   Public Relations, Marketing and Advertising
        -   Venture Capital

Caremark Board of Directors

C. David Brown II, 54, has been a member of the Board of Directors since March
   2001. He was the Managing Partner of the Orlando, Florida office of Broad and
   Cassel, a law firm, from 1989 until March 2000, when he became Chairman of the firm.

Harris Diamond, 53, has been a member of the Board of Directors since May 2000.
   Mr. Diamond is the Chief Executive Officer of Weber Shandwick Worldwide and
   the Chief Executive Officer of Constituency Management Group, which are both public relations firms and divisions of the Interpublic Group of Companies, a marketing and advertising corporation.

C.A. Lance Piccolo, 64, has been Vice Chairman of the Board of Directors since
   September 1996. He has been President and Chief Executive Officer of
   HealthPic Consultants, Inc., a private company, since September 1996. Mr.
   Piccolo also serves as a director of Chemtura Corporation, a public polymer and specialty products manufacturer, and a director of NovaMed Eyecare, Inc., a public eye care services company.

Caremark Board of Directors

Michael D. Ware, 60, has been a member of the Board of Directors since March
   2004. Prior to joining the Company's Board, Mr. Ware served as a director of
   AdvancePCS beginning in July 1993, and he was also a member of the
   Compensation and Audit Committees of AdvancePCS. Mr. Ware is a co-founder of
   Advance Capital Markets, Inc., a private investment firm, and has served as its managing director since January 1989. Mr. Ware also serves as a director of the American Council of Renewable Energy and as a director and member of the Audit Committee of Konarka Technologies, Inc., a manufacturer of light-activated power plastic. Mr. Ware previously served as a managing general partner of Black Emerald Capital Advisors, LLC, a private investment firm, and as a partner of Black Emerald Capital LLC, a private investment firm, until December 2003.

Edwin M. Banks, 43, has been a member of the Board of Directors since May 2000.
   Mr. Banks has served as Portfolio Manager for W. R. Huff Asset Management
   Company, an investment management firm, since June 1988. He is a director and a member of the Compensation Committee for NTL, Incorporated, a
   communications services company, and a director of CKX, Inc., an entertainment management company.

Colleen Conway-Welch, R.N., 61, has been a member of the Board of Directors since May 2001. Ms. Conway-Welch has been the Dean of the Vanderbilt
   University School of Nursing since 1984. In addition, Ms. Conway-Welch is a founder and director of Pinnacle Bank in Nashville, Tennessee, a director and member of the Audit Committee for Rehabcare, Inc. and a director and member of the Audit Committee for Ardent Health Services, Inc.

Caremark Board of Directors

Roger L. Headrick, 69, has been a member of the Board of Directors since
   September 1996 and was named lead director in February 2004. He is Managing
   General Partner of HMCH Ventures, a private venture capital investment partnership. Since June 1989, Mr. Headrick has been President and Chief
   Executive Officer of ProtaTek International, Inc., a private bioprocess and biotechnology company that develops and manufactures animal vaccines. He was
   President and Chief Executive Officer of the privately-held Minnesota Vikings
   Football Club from January 1991 until August 1998. Mr. Headrick serves as a director and Chairman of the Organization, Compensation and Governance
   Committee of Chemtura Corporation, a public polymer and specialty products manufacturer, Chairman of the Board and Chairman of the Compensation
   Committee of Rahr Malting Company, a privately-held company, and Chairman of the Board of Celmed Biosciences Inc., also a privately-held company. Mr.
   Headrick received a BA degree from Williams College and an MBA in Finance from Columbia University Graduate School of Business.

Jean-Pierre Millon, 56, has been a member of the Board of Directors since March
   2004. Prior to joining the Company's Board, Mr. Millon served as a director of AdvancePCS beginning in October 2000. Mr. Millon currently is Chairman of the Board and a member of the Compensation Committee of Protemix Corporation,
   a New Zealand-based biotechnology company. Mr. Millon joined PCS Health
   Systems, Inc. in 1995, where he served as President and Chief Executive
   Officer from June 1996 to September 2000. Prior to joining PCS Health
   Systems, Inc., Mr. Millon served as an executive and held several leadership positions with Eli Lilly and Company, the former parent company of PCS Health
   Systems, Inc. He also serves as a director, Chairman of the Nominating and
   Corporate Governance Committee and member of the Audit Committee for Cypress
   Biosciences, Inc., a public company. In addition, Mr. Millon is a director and member of the Audit Committee of Prometheus Laboratories, Inc., a
   specialty pharmaceutical company, a director of Medical Present Value Inc., a medical services company and a director of HAPC, a special purpose acquisition company.

Caremark Board of Directors

Edwin M. Crawford, 57, was named Chairman of the Board of Directors in December
   1998. He has served as Chief Executive Officer and as a director of the
   Company since March 1998. He also served as President of the Company from
   March 1998 until May 2000, and, effective March 24, 2004, he re-assumed the role of President and became Chairman, President and Chief Executive Officer of the Company.

Kristen Gibney Williams, 57, has been a member of the Board of Directors since
   February 1999. She joined Baxter Healthcare in 1975 and served in various managerial positions with the Parenteral Products Division. In 1986, she founded the prescription benefit management business at Baxter where she served as General Manager. Ms. Gibney Williams served in the capacity of
   President of the Prescription Benefits Management Division of Caremark
   International Inc. until June 1993 and as Corporate Vice President of the
   Prescription Benefits Management Division of Caremark International Inc. from
   June 1993 to January 1997. The Company acquired Caremark International Inc.
   in September 1996.

Edward L. Hardin, Jr., 66, has been a member of the Board of Directors since May
   2000. He has been Executive Vice President and General Counsel of the Company
   since June 1998. From September 1965 until June 1998, Mr. Hardin was engaged in the private practice of law in Birmingham, Alabama, where he was senior principal in the law firm of Hardin & Hawkins. Mr. Hardin received his law degree from the University of Alabama School of Law.

CVS Board of Directors

David W. Dorman Director since 2006  (Age 53)

Mr. Dorman is the retired Chairman of the Board and Chief Executive Officer of
AT&T Corporation ("AT&T Corp."). From November 2005 until his retirement in
January 2006, Mr. Dorman served as President and a director of AT&T, Inc.
(formerly known as SBC Communications). From November 2002 until November 2005,
Mr. Dorman was Chairman of the Board and Chief Executive Officer of AT&T Corp.
From 2000 to 2002, he was President of AT&T Corp. Mr. Dorman is a director of
Yum! Brands, Inc., and was a director of Scientific Atlanta, Inc. until its acquisition by Cisco Systems, Inc. was completed in February 2006.

Thomas P. Gerrity Director since 1995 (Age 65)

Mr. Gerrity has been Professor of Management at The Wharton School of the
University of Pennsylvania since 1990. From 1990 to June 1999, he also served as
Dean of The Wharton School. Mr. Gerrity is a director of Sunoco, Inc., Hercules,
Inc., and Internet Capital Group, Inc.

Marian L. Heard Director since 1999 (Age 66)

Ms. Heard has been President and Chief Executive Officer of Oxen Hill Partners,
specialists in leadership development programs, since August 2004. From February
1992 until July 2004, Ms. Heard was President and Chief Executive Officer of the
United Way of Massachusetts Bay and Chief Executive Officer of United Ways of
New England, each a social service agency. Ms. Heard is a director of Sovereign
Bancorp, Blue Cross & Blue Shield of Massachusetts, Liberty Mutual Insurance
Company, and BioSphere Medical, Inc.,.

CVS Board of Directors

CVS/CAREMARK

William H. Joyce Director since 1994 (Age 71)

Dr. Joyce has been Chairman of the Board and Chief Executive Officer of Nalco Company, a leading provider of integrated water treatment and process improvement services, chemicals and equipment programs for industrial and institutional applications, from November 2003 to the present. From May 2001 to October 2003, Dr. Joyce was Chairman and Chief Executive Officer of Hercules, Incorporated, a global manufacturer of chemical specialties. From January 1996 to February 2001, he was Chairman of the Board and Chief Executive Officer of Union Carbide Corporation. Dr. Joyce is currently a director of Nalco and El Paso Corporation.

Terrence Murray Director since 1996 (Age 65)

Mr. Murray is the retired former Chairman of FleetBoston Financial Corporation and its predecessors ("FleetBoston"), a financial services institution. Mr. Murray served as Chief Executive Officer of FleetBoston from May 1982 to December 2001. Mr. Murray is a director of A.T. Cross Company and ChoicePoint, Inc.

Sheli Z. Rosenberg Director since 1997 (Age 64)

Ms. Rosenberg is an Adjunct Professor at Northwestern University's J. L. Kellogg Graduate School of Business, and the former President, Chief Executive Officer and Vice Chairman of Equity Group Investments, L.L.C., a privately held real estate investment firm. Ms. Rosenberg was Vice Chairman of Equity Group Investments from January 2000 to October 2002, and from 1994 to January 2000, she served as President, Chief Executive Officer and a director of Equity Group Investments. Ms. Rosenberg is a director of Cendant Corporation, Equity Lifestyle Properties, Inc. and Ventas, Inc. and a trustee of Equity Residential Properties Trust and Equity Office Properties Trust.

CVS/pharmacy Expect something extra

CAREMARK It all starts with care

33

CVS Board of Directors

Thomas M. Ryan Director since 1996 (Age 54)

Mr. Ryan has been President and Chief Executive Officer of CVS Corporation since
May 1998 and Chairman of CVS Corporation since April 1999; he has also been
President and Chief Executive Officer of CVS Pharmacy, Inc. since 1994. Mr. Ryan is a director of Bank of America Corporation and Yum! Brands, Inc.

Richard  J.  Swift Director Since 2006(Age 62)

Mr. Swift is the former Chairman of the Board, President and Chief Executive
Officer of Foster Wheeler Ltd., an international engineering and construction firm, having served in those positions from April 1994 until his retirement in
October 2001. Since January 2002, Mr. Swift has served as a member of the
Financial Accounting Standards Advisory Council (FASAC) and, until December 31,
2006, served as its Chairman. Mr. Swift is also a director of the Public Service
Enterprise Group, Ingersoll-Rand Company, Ltd., Kaman Corporation, and Hubbell
Incorporated.

Alfred J.  Verrecchia Director Since 2004 (Age 63)

Mr. Verrecchia has been President and Chief Executive Officer of Hasbro, Inc., a
worldwide leader in children's and family leisure time entertainment products and services, from May 2003 to the present. Mr. Verrecchia has served in various positions with Hasbro for 40 years, including President and Chief Operating
Officer from 2000 to May 2003. Mr. Verrecchia is a director of Hasbro, FM
Global, Old Stone Corporation and LIFESPAN, where he is Chairman.

Cautionary Statement Regarding Forward-Looking Statements

This document contains certain forward-looking statements about CVS and Caremark. When used in this document, the words “anticipates”, “may”, “can”, “believes”, “expects”, “projects”, “intends”, “likely”, “will”, “to be” and any similar expressions and any other statements that are not historical facts, in each case as they relate to CVS or Caremark or to the combined company, the management of either such company or the combined company or the transaction are intended to identify those assertions as forward-looking statements. In making any of those statements, the person making them believes that its expectations are based on reasonable assumptions. However, any such statement may be influenced by factors that could cause actual outcomes and results to be materially different from those projected or anticipated. These forward-looking statements, including, without limitation, statements relating to anticipated accretion, return on equity, cost synergies, incremental revenues and new products and offerings, are subject to numerous risks and uncertainties. There are various important factors that could cause actual results to differ materially from those in any such forward-looking statements, many of which are beyond the control of CVS and Caremark, including macroeconomic condition and general industry conditions such as the competitive environment for retail pharmacy and pharmacy benefit management companies, regulatory and litigation matters and risks, legislative developments, changes in tax and other laws and the effect of changes in general economic conditions, the risk that a condition to closing of the transaction may not be satisfied, the risk that a regulatory approval that may be required for the transaction is not obtained or is obtained subject to conditions that are not anticipated and other risks to consummation of the transaction. The actual results or performance by CVS or Caremark or the combined company, and issues relating to the transaction, could differ materially from those expressed in, or implied by, any forward-looking statements relating to those matters. Accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what impact they will have on the results of operations or financial condition of CVS or Caremark, the combined company or the transaction.

Important Information for Investors and Stockholders

A Registration Statement on Form S-4, containing a joint proxy statement and prospectus relating to the proposed merger of Caremark and CVS, was declared effective by the Securities and Exchange Commission on January 19, 2007. CVS and Caremark urge investors and shareholders to read the joint proxy statement/prospectus and any other relevant documents filed by either party with the SEC because they will contain important information.

Investors and shareholders may obtain the joint proxy statement / prospectus and other documents filed with the SEC free of charge at the website maintained by the SEC at www.sec.gov. In addition, documents filed with the SEC by CVS will be available free of charge on the investor relations portion of the CVS website at http://investor.cvs.com. Documents filed with the SEC by Caremark will be available free of charge on the investor relations portion of the Caremark website at www.caremark.com.

CVS and certain of its directors and executive officers are participants in the solicitation of proxies from the shareholders of CVS in connection with the merger. A description of the interests of CVS’s directors and executive officers in CVS is set forth in the proxy statement for CVS’s 2006 annual meeting of shareholders, which was filed with the SEC on March 24, 2006 and in the joint proxy statement/prospectus referred to above. Caremark, and certain of its directors and executive officers may be deemed to be participants in the solicitation of proxies from its shareholders in connection with the merger. A description of the interests of Caremark’s directors and executive officers in Caremark is set forth in the proxy statement for Caremark’s 2006 annual meeting of shareholders, which was filed with the SEC on April 7, 2006 and in the joint proxy statement/prospectus referred to above.

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